UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gold Flora Corp.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

38090M
(CUSIP Number)

Gold Flora Capital, LLC
3165 Red Hill Avenue
Costa Mesa, California 92626
(949) 252-1908

July 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38090M

1	NAMES OF REPORTING PERSONS
Gold Flora Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,755,217(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,755,217

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,755,217

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 38090M

1	NAMES OF REPORTING PERSONS
Laurie Holcomb Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,755,217(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,755,217

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,755,217

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

(b)	Name of Issuer:

Gold Flora Corporation (the “Issuer”).

(c)	Address of Issuer’s Principal Executive Offices:

3165 Red Hill Avenue
Costa Mesa, California, 92626

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Gold Flora Capital, LLC (“GFC”)

Laurie Holcomb Thompson (“Ms. Holcomb” or, together with GFC, the “Reporting Persons”)

(b)	Address of Principal Business Office:

The principal business office of GFC and Ms. Holcomb:

3165 Red Hill Avenue
Costa Mesa, California, 92626

(c)	Occupation, Employment and Other Information:

The principal business of GFC is investment.  Ms. Holcomb beneficially owns 100% of the membership interests of GFC and is its sole manager.  Ms. Holcomb is a director and chief executive officer of Issuer.

(d)	Criminal convictions:

Neither GFC, nor Ms. Holcomb as its sole manager, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

Neither GFC, nor Ms. Holcomb as its sole manager, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GFC or Ms. Holcomb was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

GFC is a California limited liability company.  Ms. Holcomb is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration:

On February 21, 2023, TPCO Holding Corp. (“TPCO”), Gold Flora, LLC, Stately Capital Corporation, a British Columbia corporation and a principal unitholder of Gold Flora (“Stately”), Gold Flora Corporation, a British Columbia corporation (“Newco”) and Golden Grizzly Bear LLC, a California limited liability company (“Merger Sub”) entered into a business combination agreement (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, TPCO, Stately and Newco amalgamated by way of a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) and, as part of the Plan of Arrangement, redomiciled to the State of Delaware pursuant to Section 388 of the Delaware General Corporation Law. Following the redomicile, the amalgamated entity acquired Gold Flora and affiliated entities in a series of mergers (the “Transactions”). The combined entity is Issuer.

At closing of the Transactions on July 7, 2023, GFC acquired 56,755,217 shares of Gold Flora Corporation Common Stock (the “Shares”) in exchange for its membership interests in Gold Flora, LLC, representing approximately 19.7% of the issued and outstanding Issuer shares. GFC and Ms. Holcomb have no other beneficial ownership of, or control or direction over, any securities of Issuer.

Item 4.	Purpose of Transaction:

GFC acquired the Shares for investment purposes and to exercise control over the Issuer.

Neither of the Reporting Persons have any present plans or proposals with respect to:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons intends to assess its investment in the Issuer on a continuing basis. Depending on various factors, including without limitation their perceptions of the Issuer’s actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, either or both of them may in the future take such actions with respect to their investment in the Issuer as they may deem appropriate, including without limitation purchasing additional shares of Common Stock or other securities of the Company or selling or otherwise disposing of some or all of their shares of Common Stock or other securities of the Company.

In connection with the Transactions, Ms. Holcomb, who is manager of GFC, was appointed as Chief Executive Officer and a director of Issuer.

Item 5.	Interest in Securities of the Issuer:

(a)-(b)
The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons (on the basis of a total of approximately 288,208,548 Common Shares issued and outstanding as of July 13, 2023, as reported on the Form 8-K filed by Issuer on July 13, 2023) are as follows:

Gold Flora Capital, LLC

(i)	Sole power to vote or to direct the vote: 56,755,217 Common Shares

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or direct the disposition: 56,755,217 shares of Common Stock

(iv)	Shared power to dispose or direct the disposition: 0 shares.

(v)	Percentage of Issuer shares of Common Stock held: 19.7%

Laurie Holcomb Thompson

(i)	Sole power to vote or to direct the vote: 56,755,217 Common Shares

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or direct the disposition: 56,755,217 shares of Common Stock

(iv)	Shared power to dispose or direct the disposition: 0 shares.

(v)	Percentage of Issuer shares of Common Stock held: 19.7%

(c)	The information provided in Item 3 is hereby incorporated by reference herein.

(d)	In addition to Ms. Holcomb, other members of GFC have the right to receive dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Pursuant to the Business Combination, GFC and TPCO entered into a Voting Support and Lock-Up Agreement dated February 21, 2023, which provides for certain restrictions to sale or transfer of the Shares.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1 - Voting Support and Lock-Up Agreement dated February 21, 2023 by and between Gold Flora Capital, LLC and TPCO Holding Corp.

Exhibit 99.2 – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 17, 2023

GOLD FLORA CAPITAL, LLC

		By:	/s/ Laurie Holcomb Thompson
Name: Laurie Holcomb Thompson
Title: Manager

/s/ Laurie Holcomb Thompson
Laurie Holcomb Thompson